Exhibit 12.1

AG Mortgage Investment Trust, Inc.

Ratio of Earnings to Combined Fixed Charges and Preferred Stock Dividends

The following table sets forth the calculation of our ratio of earnings to combined fixed charges and preferred stock dividends for each of the periods indicated.

	Three Months Ended March 31, 2012	Period from March 7, 2011 to December 31, 2011
Net income	10,950,438	18,970,696

Fixed Charges (1)	3,734,181	4,132,336
Preferred stock dividends (2)	—	—

Total fixed charges and preferred stock dividends	3,734,181	4,132,336

Earnings available to cover fixed charges and preferred stock dividends.	14,684,619	23,103,032
Ratio of earnings to combined fixed charges and preferred stock dividends	3.9	5.6

(1)	Fixed charges consist of interest expense on all indebtedness as reported for GAAP, plus $0.4 million and $0.3 million relating to the underlying interest charge on repurchase agreements accounted for as a component of linked transactions, and $1.5 million and $2.2 million relating to the net periodic interest settlements of interest rate swaps for the three months ended March 31, 2012 and the period ended December 31, 2011, respectively.
(2)	No preferred stock was outstanding during the periods presented.